Exhibit 99.61

mCloud Technologies Corp.

MANAGEMENT’S DISCUSSION & ANALYSIS

May 25, 2020

This Management's Discussion and Analysis ("MD&A") of the financial condition and results of mCloud Technologies Corp. (the "Company", "our", "we", or "mCloud") is provided to assist our readers to assess our financial condition, material changes in our financial condition and our financial performance, including our liquidity and capital resources, for the year ended December 31, 2019 compared with the year ended December 31, 2018. The information in this MD&A is current as of May 25, 2020 and should be read in conjunction with the consolidated financial statements as at December 31, 2019 and December 31, 2018, and the 2018 Annual MD&A.

The Company’s audited consolidated financial statements and notes thereto for the year ended December 31, 2019 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”) and are recorded in Canadian dollars unless otherwise indicated. Certain dollar amounts in this MD&A have been rounded to the nearest thousands of dollars. Our audited consolidated financial statements and this MD&A for the year ended December 31, 2019 are filed with Canadian securities regulators and can be accessed through SEDAR at www.sedar.com and our Company Web site at www.mcloudcorp.com.

Certain comparative figures have been reclassified in order to conform with the financial presentation adopted in the current period. This MD&A is presented in Canadian dollars, which is also the parent company’s functional currency. On December 2, 2019, the Company announced its intention to consolidate its issued and outstanding common shares on the basis of 1 new Common Share for every 10 Common Shares issued and outstanding at that time. All share and per share numbers in this MD&A have been retrospectively restated for the share consolidation.

The Company adopted IFRS 16 Leases (“IFRS 16”) effective January 1, 2019. The Company elected to use the modified retrospective approach which does not require restatement of prior period financial information as it recognizes the cumulative effect as an adjustment to opening accumulated deficit as at January 1, 2019 and applies the standard prospectively.

Throughout this MD&A, management refers to Adjusted EBITDA, a non-IFRS financial measure. A description of this measure is discussed under the heading “Non-IFRS Financial Measures,” along with a reconciliation to the nearest IFRS financial measure.

Additional information relating to mCloud can be found on its web site. The Company’s continuous disclosure materials, including its annual and quarterly MD&A, audited annual and unaudited interim financial statements, its annual information form, information circulars, various news releases, and material change reports issued by the Company are also available on its web site and SEDAR.

This MD&A was prepared by Management of the Company and approved by its Board of Directors on May 25, 2020 and, unless otherwise stated, the Company has considered all information available to it up to May 25, 2020 in preparing this MD&A.

mCloud | Management’s Discussion and Analysis	| 1

 Contents

OVERVIEW, OVERALL PERFORMANCE AND OUTLOOK	3
FISCAL YEAR	8
EXPANSION TO INTERNATIONAL MARKETS	8
ACQUISITION OF AUTOPRO AUTOMATION	8
ADVANCES IN TECHNOLOGY DEVELOPMENT	9
MARKETING AND BUSINESS DEVELOPMENT	10
SEGMENTED GLOBAL SERVICES MARKET	11
TECHNOLOGY OVERVIEW	12
RESULTS OF OPERATIONS	18
SUMMARY OF QUARTERLY RESULTS	18
NON-IFRS FINANCIAL MEASURE: ADJUSTED EBITDA	19
NET LOSS AND ADJUSTED EBITDA - FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2019	20
NET LOSS AND ADJUSTED EBITDA - FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2019	21
REVENUE	21
OPERATING EXPENSES	22
PROFESSIONAL FEES AND CONSULTATION FEES (OPERATING EXPENSE)	23
SHARE BASED COMPENSATION AND DEPRECIATION AND AMORTIZATION (OPERATING EXPENSE)	23
OTHER LOSS (INCOME)	24
RELATED PARTY TRANSACTIONS	25
CAPITAL RESOURCES, LIQUIDITY, AND FINANCIAL INSTRUMENTS	26
CAPITAL RESOURCES	26
SUMMARY OF STATEMENT OF CASH FLOWS	26
OPERATING ACTIVITIES	26
INVESTING ACTIVITIES	27
FINANCING ACTIVITIES	27
LIQUIDITY RISK	27
FAIR VALUES	28
RISK MANAGEMENT	28
CREDIT RISK	29
INTEREST RATE RISK	29
FOREIGN CURRENCY RISK	29
CONTROL MATTERS, POLICIES, AND CRITICAL ACCOUNTING ESTIMATES	30
DISCLOSURE CONTROLS AND PROCEDURES	30
INTERNAL CONTROLS OVER FINANCIAL REPORTING	30
PLAN FOR REMEDIATION OF MATERIAL WEAKNESSES	31
CHANGES IN INTERNAL CONTROLS OVER FINANCIAL REPORTING	31
CHANGES IN ACCOUNTING POLICIES	32
CRITICAL ACCOUNTING ESTIMATES	33
OUTSTANDING SHARE DATA	33
FORWARD LOOKING INFORMATION	33

mCloud | Management’s Discussion and Analysis	| 2

OVERVIEW, OVERALL PERFORMANCE AND OUTLOOK1

mCloud Technologies (“mCloud” or the “Company”) is headquartered in Vancouver, British Columbia with technology, operations centers, and satellite offices in cities across Canada, the United States, the United Kingdom, Bahrain, Poland, Slovakia, India and China. mCloud combines Artificial Intelligence ("AI"), Internet of Things ("IoT") sensors, and the cloud to address some of the world’s most challenging asset management problems.

Through mCloud’s proprietary AssetCare™ platform, the Company empowers asset managers, operators, and maintainers to take actions that drive the optimal operation and care of energy assets such as HVAC units, wind turbines, process assets including pumps, heat exchangers, compressors, and valves, and control system assets such as those found in industrial, commercial buildings, and power generation facilities around the globe.

AssetCare is delivered to customers through commercial multi-year subscription contracts and deployed to customers through a cloud-based interface accessible on desktops, mobile devices, and hands-free digital eyewear. The Company’s commercial engagements with customers provide “Results as a Service,“ driven by returning measurable results to the customers through their engagement with the Company. Customer engagements mirror the terms of traditional “Software as a Service” (or “SaaS”) contracts, and the Company employs similar revenue recognition policies.

mCloud is one of Canada’s fastest growing high-tech companies, building on mission-critical technologies originally developed for aerospace, defense, and nuclear energy applications. The Company applies these technologies to enable businesses to be more:

Sustainable: using AI and analytics to curb energy waste in commercial buildings

Productive: deploying 3D digital twins and augmented/mixed reality to enable distributed teams to operate and maintain critical infrastructure without needing to be onsite

Resilient: leveraging remote connectivity to enable business continuity even under stressful economic conditions such as the ongoing COVID-19 pandemic and the global decline in oil prices

The Company possesses a deep portfolio of intellectual property including 15 patents and a global customer base in industries that include retail, healthcare, heavy industry, oil and gas, nuclear power generation, and renewable energy. Just a few of mCloud’s marquee customers are Bank of America, Starbucks, Duke Energy, Husky, WellPoint Hospitals, SoftBank, TELUS, and Lockheed Martin.

The Company delivers solutions to customers via its AssetCare™ technology platform, focused on five key high-growth market segments:

Connected Buildings: AI and analytics to automate and remotely manage commercial buildings, driving improvements in energy efficiency, occupant health and safety, food safety and inventory protection, and more revenue per square foot.

Connected Workers: Cloud software connected to third party hands-free head-mounted “smart glasses” combined with augmented reality capabilities to help workers in the field stay connected to experts remotely, facilitate repairs, and provide workers with an AI-powered “digital assistant.”

Connected Energy: Inspection of wind turbine blades using AI-powered computer vision and the deployment of analytics to maximize wind farm energy production yield and availability.

Connected Industry: Process assets and control endpoint monitoring, equipment health, and asset inventory management capabilities driving lower cost of operation for field assets and access to high-

mCloud | Management’s Discussion and Analysis	| 3

precision 3D digital twins enabling remote Management of Change (“MOC”) operations across distributed teams.

Connected Health: HIPAA-compliant remote health monitoring and connectivity to caregivers using mobile apps and wireless sensors enable 24/7 care without the need for in-person visits, including at elder care facilities, age-in-place situations, and medical clinics.

All of the target market segments are powered by a common technology stack unique to mCloud, enabling the Company to rapidly create and scale solutions using IoT, AI, and cloud capabilities using real-time information contextualized to each asset, plus secure communications and 3D Digital Twin technologies as foundations of the solutions.

The technology that mCloud employs makes the Company a key player in Clean Tech and a leader in driving Environmental Social and Governance (“ESG”) initiatives. mCloud today operates in eight countries with an offering that is being actively sold in over 12 countries around the world, signifying mCloud as a true global player.

RECENT DEVELOPMENTS

During fiscal 2019, mCloud successfully carried out a strategic plan including numerous finance, acquisition, and corporate initiatives for long-term growth and access to capital markets.

On January 22, 2019 the Company executed a Purchase Agreement with Flow Capital Corp. (“Flow”) pursuant in which the Company acquired all of Flow’s right, title, and interest under a Royalty Agreement (“Royalty Agreement”) between Flow and Agnity Global, Inc. (“Agnity”). On April 22, 2019, the Company executed an amendment (“Amending Agreement") with Agnity to modify the terms of the Royalty Agreement. Pursuant to the Amending Agreement, both parties agreed to establish an Operations Committee for which at all times the Company has the right to nominate a majority of the members of the Operations Committee, thereby ensuring that the Company effectively maintains control over decisions in relation to Agnity’s operations effective as of April 22, 2019.

This event constitutes the acquisition of control over Agnity and is accounted for as a business combination effective on April 22, 2019 using the acquisition method in accordance with IFRS 3 Business Combinations. Given the Company owns nil voting interests in Agnity, the non-controlling interest is measured at the 100% of the net identifiable assets of Agnity acquired.

Agnity develops and sells software applications and technology services that enable telecommunication service providers, network equipment manufacturers, and enterprises to design, develop, and deploy communication-centric application solutions on a world-wide basis. This technology is also used in many markets for connecting expert workers through numerous kinds of mobile devices.

This technology now forms the basis of mCloud’s AssetCare solution for Connected Workers on industrial-grade digital smart glasses. Taking control of Agnity enables the Company to have access to Agnity’s patented technology and Agnity’s customer base. In addition, Agnity’s communication platform ensures that AssetCare deployments around the globe have robust connectivity, bolstered by telecommunication links provided by Agnity’s capabilities.

Effective July 10, 2019, the Company successfully completed its acquisition of Autopro Automation Consultants Ltd. (“Autopro”), one of Western Canada’s largest process automation service providers. The acquisition of Autopro represents the Company’s entry into process industry markets including new customers in oil and gas, petrochemical, and pipeline management. Autopro provides over thirty years of domain expertise in these and other process markets, accelerating the Company’s agenda to deliver AI capabilities, 3D Digital Twin solutions, and Connected Industry and Worker solutions specific to upstream, midstream, and downstream process facilities. Autopro also brings a strong customer base that serves as a pathway to creating new mCloud customers for the Company’s AssetCare platform.

mCloud | Management’s Discussion and Analysis	| 4

In parallel to the acquisition of Autopro, the Company also completed a private placement offering of $23.508 million on July 11, 2019. The private placement offering of $23.508 million was an aggregate principle amount of convertible unsecured subordinated debentures (“Debentures”) at a price of $100 per Debenture. The Debentures bear interest at a rate of 10% per annum, calculated and paid quarterly on the last day of August, November, February and May. The Debentures mature on May 31, 2022, and the principal amount is repayable in cash upon maturity if the Debentures have not been converted.

On December 4, 2019, the Company received the approval from the TSX Venture Exchange for the listing of the Debentures as a supplemental listing. Each Debenture is convertible into units of the Company at a conversion price of $5 per unit consisting of one common share of the Company and one common share purchase warrant of the Company.

On August 7, 2019, the Company closed a $13.000 million secured debt financing with Integrated Private Debt Fund VI LP. Proceeds of the loan were used to repay certain outstanding notes of the Company related to the acquisition of Autopro. The loan has a term of seven years at an interest rate of 6.85% per annum and requires blended monthly payments of principle and interest, based on a seven-year amortization schedule. The loan is secured against the assets of Autopro and certain other assets of the Company.

On December 2, 2019, the Company announced its intention to consolidate its issued and outstanding common shares on the basis of 1 new Common Share for every 10 Common Shares issued and outstanding at that time. The share consolidation was completed in preparation for uplisting to the TSX. The Consolidation was approved and the common shares began trading on the TSX Venture Exchange on a consolidation basis under the same trading symbol (MCLD) on December 13, 2019. All share and per share numbers in this MD&A have been retrospectively restated for the share consolidation.

On January 27, 2020, the Company issued 3,332,875 special warrants (each, a “Special Warrant”) for gross proceeds of $13.332 million. Each Special Warrant is automatically exercisable into units of the Company (each, a “Unit”), for no additional consideration, on the earlier of: (i) the third business day following the date on which a final prospectus qualifying the distribution of the Units issuable upon exercise of the Special Warrants (the “Qualifying Prospectus”) is filed and deemed effective; and (ii) May 15, 2020, being 4 months and 1 day after the Closing Date (the “Automatic Exercise Date”). Each Special Warrant may be exercised voluntarily by the holder at any time on or after the Closing Date, but before the Automatic Exercise Date. Upon voluntary exercise or automatic exercise, each Special Warrant entitles the holder to one Unit, consisting of one common share of the Company (“Common Share”) and one-half of one common share purchase warrant (each whole common share purchase warrant, a “Warrant”). Each Warrant entitles the holder (“Warrant holder”) to acquire one Common Share at an exercise price of $5.40 per Common Share (the “Exercise Price”) for a term of five years until January 14, 2025. The Company agreed that in the event that the Qualification Prospectus was not completed on or before 5:00 pm (EST) on March 14, 2020 (the "Qualification Deadline"), each unexercised Special Warrant will thereafter entitle the holder to receive, upon the exercise thereof, at no additional cost, 1.1 Units per Special Warrant (instead of one Unit) (the "Penalty Provision"). As the Qualification Prospectus was not completed prior to the Qualification Deadline, each holder of a Special Warrant is entitled to receive, without payment of additional consideration, 1.1 Units per Special Warrant (in lieu of 1 Unit per Special Warrant) upon exercise or automatic exercise of the Special Warrants. A receipt for the Qualifying Prospectus was obtained on April 29, 2020. Accordingly, on May 4, 2020, the unexercised Special Warrants were exercised and converted into 3,666,162 Units of the Company, consisting of 3,666,162 Common Shares and 1,833,081 Warrants.

On April 17, 2020 the Company filed its final short form base shelf prospectus (the “Prospectus”), allowing the Company to offer, from time to time, over a 25-month period, common share, preferred shares, debt securities, subscription receipts, warrants and units with an aggregate value up to $200 million. The Company subsequently filed a prospectus supplement (the “Supplement”) on April 30, 2020. Upon filing of the Supplement, each Special Warrant, was automatically exercised to convert into 1.1 units of the Company (“Units”), with each Unit consisting of one common share of the Company and one-half of

mCloud | Management’s Discussion and Analysis	| 5

one common share purchase warrant, with each whole common share purchase warrant exercisable to acquire one common share of the Company at a price of $5.40 per common share until January 14, 2025.

Effective January 24, 2020 the Company completed its acquisition of CSA, Inc. (“CSA”). CSA is a leading provider of 3D laser scanning solutions for energy facility management. The CSA acquisition enhances AssetCare through the creation of 3D Digital Twins, or digital replicas of energy assets and process facilities accessed through AssetCare. 3D Digital Twins enable industrial facility operators to substantially and remotely improve the health and efficiency of process assets.

On February 10, 2020, the Company announced that it had signed a contract, effective February 7, 2020, for a tuck-in acquisition of AI visual inspection technology from AirFusion. The acquisition completed May 15, 2020, following COVID-19 delays.

AirFusion’s AI-derived results from wind turbine blade images are the best the Company has seen, reducing processing times by over 90% without compromising high accuracy. The acquisition of the AirFusion technology gives mCloud a serious competitive edge over other wind blade inspection providers. From this existing business alone, the Company expects to convert over $1.2 million in current engagements into full AssetCare recurring revenue customers in 2020.

The AirFusion Newton Engine uses patent-pending AI to identify and classify damage from images of wind turbine blades and will be embedded into the Company’s AssetCare platform. The full purchase consideration from the acquisition of AirFusion’s assets is not material to the Company and thus the full consideration has not been disclosed.

On February 10, 2020, the company signed an Expression of Interest to acquire Australia-founded Building IQ (“BiQ”).

On March 22, 2020, the Company announced its decision to evaluate alternatives with BiQ resulting from material misrepresentations found during due diligence. The Company has filed a claim under Delaware law to recover a secured $0.500 million loan already provided to BiQ as well as a Break Fee of $0.500 million.

The CSA and AirFusion transactions were supplemented through new additions to the mCloud team, with a focus on creating new solutions that take advantage of the Company’s access to next-generation IoT, drone, and 3D technologies to deliver new forms of customer value.

On March 11, 2020, the World Health Organization declared the spread of COVID-19 a global pandemic. There have been actions taken globally to contain the coronavirus as it began to impact businesses in the first quarter of 2020. This included business activities being interrupted as well as triggering significant volatility in the financial markets. Despite the far-reaching implications of this pandemic, our business continued to operate as usual; being a highly global organization, our work-force was already accustomed to working remotely and using technology to connect, collaborate and create outcomes. For those staff who were not already accustomed to working remotely, the organization was capable of quickly pivoting and ensuring that each individual was able to continue their regular working patterns and outcomes from the safety of their home offices.

The Company has assessed the economic impacts of the novel coronavirus (“COVID-19”) pandemic on its annual financial statements, including the valuation of the Company’s intangible and goodwill assets related to recent acquisitions. As at December 31, 2019, management has determined that its general operation of business and the value of the Company’s assets are not materially impacted. In making this judgment, management has assessed various criteria including, but not limited to, existing laws, regulations, orders, disruptions and potential disruptions in commodity prices and capital markets. Although the Company has felt the impact of a decline in the share price during March and April 2020, the Company is capitalized at $81.5M at December 31, 2019. As at May 22, 2020, the Company’s share price remained strong at $4.42 per share, resulting in a market capitalization of $75.6M. For the period from June 3, 2019 through May 22, 2020, the Company’s share price increased from $3.70 to $4.42 (or 19%).

mCloud | Management’s Discussion and Analysis	| 6

The Company has a strong history of successful financing since its inception. During the first five- months of 2020 the Company has made significant strides towards an uplist from the TSX Venture exchange to the TSX and a dual listing on the NASDAQ. With the introduction of AssetCare 2.0 and the connected worker and “Back to Work” technology offerings, mCloud is well poised to be a key player in helping companies around the globe, resume regular operations, with employee and stakeholder health and safety at the forefront.

The Company is monitoring developments and has taken appropriate actions in order to mitigate the risk, consider existing laws, regulations, orders, and disruptions.

mCloud’s revenues for the three months ended December 31, 2019 were $10.009 million (three months ended December 31, 2018 - $0.440 million) and the net loss for the same period was $6.972 million (three months ended December 31, 2018 - net loss of $2.940 million). Adjusted EBITDA2 is calculated as $

million (three months ended December 31, 2018 - Adjusted EBITDA of $ million).

On a twelve-month basis, revenues were $18.340 million (twelve months ended December 31, 2018 -

$1.794 million), representing year-on-year growth in revenues of 922%, and the net loss for the same period was $30.654 million (twelve months ended December 31, 2018 - net loss of 12.188 million). Overall Adjusted EBITDA2 was $11.108 million (twelve months ended December 31, 2018 - $5.454 million), with a gross margin of 59%.

1 The “Overview, Overall Performance and Outlook” section above contains certain forward-looking statements. Please refer to “Cautions Regarding Forward-Looking Information” for a discussion of risks and uncertainties related to such statements

2.	Refer to “Non-IFRS Financial Measure” definition, as defined in section “Results of Operations” (page 18)
mCloud | Management’s Discussion and Analysis	| 7

FISCAL YEAR

During 2019, management was deliberate in organically scaling mCloud’s business by leveraging the acquisitions it made in 2018 (NGRAIN Canada Corporation) and 2019 (Agnity and Autopro).

Two major areas of focus for management were the integration of all acquired technologies and talent into AssetCare, creating a single unified customer offering, and taking AssetCare to new customers and new markets across three industry markets: commercial buildings, renewable energy, and process industries. Management identified the following activities discussed below as the primary drivers for the Company’s performance in the 2019 fiscal year, which it expects will create robust growth velocity in 2020.

Expansion to International Markets

Efforts to expand into new markets internationally included the introduction of AssetCare to Southeast Asia, Greater China, Japan, Australia, Continental Europe, and the Middle East. In 2019, mCloud established a strategic collaboration in Bahrain and a sales presence in Australia and the UK, both of which improved the Company with the ability to reach new wind farms, oil and gas facilities, petrochemical plants, and connected “smart” worker markets across multiple industries.

mCloud also began a strategic collaboration with Britwind, an affiliate of UK’s Ecotricity, in March 2019. This collaboration enables the Company to reach Britwind’s 1,000 wind turbines across the UK countryside in 2020 and beyond. There are over 7,000 onshore wind turbines in operation across the UK plus a further 1,832 located offshore3. mCloud expects to see the first wind turbines from this market go online with AssetCare by end of fiscal year of 2020.

mCloud’s strategic collaboration with SCN in China continued, bringing online a shopping center in Changsha, Hunan Province in Q3. Plans for China stalled as the COVID-19 situation took hold but has since been renewed especially in wind farms as more normal business commences. AssetCare in commercial buildings will follow the course of the COVID-19 response.

During 2019 the Company expanded its team in North America, Europe, the Middle East, and Southeast Asia including the addition of 12 strategic sales leaders.

Acquisition of Autopro Automation

Q3 2019 saw the completion of mCloud’s acquisition of Autopro and new efforts to engage Autopro’s current customer base to implement AssetCare solutions. Immediately following the close of the Autopro acquisition in July 2019, the Company began to pursue opportunities to create revenue synergies with Autopro’s traditional process automation business by incorporating AssetCare into the Company’s Connected Industry line of business, with targeted sales and marketing efforts to leverage existing Autopro relationships and introduce AssetCare capabilities to these customers.

Within weeks of close, the Company engaged key Autopro customers for AssetCare deployment. These discussions and opportunities represented numerous process assets and the delivery of new predictive maintenance capabilities to these facilities via the AssetCare’s subscription model.

By year-end, the Company had been successful in converting Autopro customers and relationships to begin adopting mCloud technology. This approach has continued to prove effective, with the AssetCare

mCloud | Management’s Discussion and Analysis	| 8

for Connected Industry segment seeing additional engagement from customers in the Autopro portfolio and the team continually demonstrating AssetCare’s capacity to create new value.

At one connected process facility in Western Canada, maintenance response times improved by 300%, with an unexpected outage that would have taken six hours to resolve conventionally seeing resolution in two hours, enabling that customer to preserve $50,000 in revenue that would have otherwise been lost.

A continued priority for management is the ongoing realignment of traditional Autopro marketing and sales to focus on customer opportunities driven by AssetCare recurring revenue. This realignment continues alongside project-based professional services revenue, which has historically been the principal focus of that business. As a result of these changes, management expects lower project-based revenues in the near term, with AssetCare revenues to grow in the long term.

COVID-19 requires that many process industries such as oil and gas customer remain connected to their critical assets and field workers. Through the capabilities provided by AssetCare, including the Connected Worker and Connected Industry solution suites, mCloud is very well positioned to help industrial customers meet these requirements and challenges.

3 https://theswitch.co.uk/energy/guides/renewables/wind-power

Advances in Technology Development

mCloud has made significant advances in technology development and the launch of new capabilities creating new revenue opportunities through AssetCare. During 2019, the Company launched three new technology offerings via the AssetCare platform, including an innovative offering for 3D Digital Twins, a Connected Worker solution using intrinsically-safe smart glasses, and a Connected Industry solution enabling the predictive maintenance of process control systems at oil and gas facilities.

mCloud hosts AssetCare on the Microsoft Azure platform, ensuring the Company’s ability to service its global customer base and connect to many different kinds of energy assets and apply deep learning to field new AI-powered capabilities across all of its lines of business. The Company’s product development efforts have made it easier for mCloud to connect to energy assets through advanced wireless IoT sensors, direct connection to assets through industry-standard protocols, and an option to virtually and securely sit on top of an existing asset management stack, enabling mCloud to deliver AssetCare without the need to install new hardware.

Through the use of deep learning and the Company’s own database of energy data from 7,000 buildings over ten years, the AssetCare team developed new AI-driven techniques to curb energy waste beyond the conventional set point schedule-and-policy approaches exclusively relied upon by virtually every major energy management vendor today. The use of AI and machine learning has enabled AssetCare to adjust HVAC energy use in a commercial building moment-to-moment, creating new ways to adapt to energy demand charges by accounting for dozens of variables simultaneously, including HVAC unit performance, outdoor weather conditions, cost of energy, time of day, occupancy, and comfort preferences.

This capability has uniquely enabled mCloud to deliver energy savings to Quick Service Restaurants (“QSRs”) and retailers in small commercial spaces - both among the largest sources of wasted energy and, prior to AssetCare, a segment generally underserved by the industry due to conventional economics of scale. In 2019, the Company rolled out this AI-powered capability, with some customers reducing their HVAC energy footprint by as much as 55%.

As at December 31, 2019, the Company had a total of 41,088 connected assets, compared with 28,000 connected assets at year end December 31, 2018. This represents a 47% increase in connected assets year-over-year. As of March 31, 2020 the Company had a total of 48,672 representing 18% quarter-over-

mCloud | Management’s Discussion and Analysis	| 9

quarter growth. Most of this growth occurred in March at facilities that already had the requisite IoT hardware to allow the Company to remotely connect without any COVID-19 restrictions.

The Company estimated its asset connectivity has helped reduced the annual carbon footprint of its customers by 80,000 tons in 2019, or the same amount of greenhouse gases emitted by approximately 17,000 passenger vehicles driven for one year.

Marketing and Business Development

New marketing and business development initiatives to create awareness and generate demand for AssetCare have been a significant focus of Management and our Marketing and Business Development teams. In 2019, mCloud implemented a variety of new marketing programs, including engagement with trade publications and media outlets, programmatic digital marketing to target specific market segments aligned with the Company’s lines of business, and renewed outreach to current customers and partners with the aim of growing the value of existing relationships.

As a result of the Company’s marketing efforts in 2019, mCloud and its team were featured in over 20 media outlets and trade publications, including Seeking Alpha, VentureBeat, Cheddar, Yahoo! Finance, BNN Bloomberg, BetaKit, and MergerMarket, with a cumulative audience reach of over 50 million investors and potential customers. In conjunction with media success, mCloud’s digital reach across the Web, social media, and digital video channels also saw tremendous gains, with mCloud marketing traffic climbing 146% year-over-year compared to the same time period in 2018.

The Company’s programmatic digital marketing efforts in 2019 have been pivotal to the Company’s growth, enabling the Company to identify and facilitate introductions to specific customers who may have an interest in one or more of the Company’s AssetCare solutions. Efforts include search engine optimization (“SEO”) and a vibrant content calendar with new mCloud blog and social media posts, videos, and podcasts published daily.

Consistent with the Company’s philosophy around the application of AI and analytics, marketing and business developments are highly targeted, routinely employing rigorous test-and-target and multivariate methods to drive maximum reach, conversion, and optimize cost per acquired customer. These enable the Company to generate new business leads and opportunities at lower cost than through traditional marketing techniques alone, in some cases reducing the cost to acquire new leads by approximately 44%.

mCloud | Management’s Discussion and Analysis	| 10

Segmented Global Serviceable Market

The table below represents market estimates based on compiled third-party data.

Source (US): https://www.statista.com/statistics/244616/number-of-qsr-fsr-chain-independent-restaurants-in-the-us/ Source (CA): https://www.statista.com/statistics/572702/number-of-fast-food-restaurants-in-canada/

Source (UK): https://www.statista.com/statistics/712002/fast-food-outlets-united-kingdom-uk-by-type/ Source (CN): https://www.ibisworld.com/china/market-research-reports/fast-food-restaurants-industry/

Source (US): https://www.statista.com/statistics/208059/total-shopping-centers-in-the-us/

Source (CA): https://www.thestar.com/business/2017/05/06/how-neighbourhood-malls-are-struggling-to-survive.html Source (UK): https://www.statista.com/statistics/912126/shopping-center-numbers-by-country-europe/

Source (DE): https://www.statista.com/statistics/523100/number-of-shopping-centers-in-germany/

Source (IT): https://www.duffandphelps.com/-/media/assets/pdfs/publications/real-estate-advisory-group/real-estate-market- study-on-retail-sector-may-2019.ashx

Source (CN): https://www.chinadaily.com.cn/a/201901/11/WS5c380388a3106c65c34e3e65.html

Source (SG): https://sbr.com.sg/commercial-property/commentary/are-there-too-many-malls-in-singapore

Source (AUS): https://www.scca.org.au/industry-information/key-facts/

Source (US): https://www.cdc.gov/nchs/fastats/residential-care-communities.htm

Source (SG): https://www.moh.gov.sg/resources-statistics/singapore-health-facts/health-facilities

Source (AUS): https://www.gen-agedcaredata.gov.au/Topics/Services-and-places-in-aged-care

Source (SA): https://www.sidf.gov.sa/en/IndustryinSaudiArabia/Pages/IndustrialDevelopmentinSaudiArabia.aspx Source (SA): https://www.saudiaramco.com/-/media/publications/corporate-reports/2015-ff-saudiaramco-english.pdf Source (SG): Petronas Annual Report 2018: https://www.petronas.com/

Source (Global): Irena and the American Wind Association (AWEA)

Source (Global): World Economic Forum and Parker Bay

Source (Canada and EU): Confederation of EU Paper Industry; Natural Resource Canada; Bureau of Labor Statistics

mCloud has conducted extensive research to size the markets and opportunities it can access through its AssetCare platform. The Company estimates it has the capability of serving over 7.3 million commercial buildings and 34,000 industrial sites in 20 different locales around the world today, with each building or site representing multiple potential connectable assets, workers, or 3D digital twins (see above figure for an overview).

Serviceable commercial buildings include restaurants, mid-size retail (including sites for retail finance such as bank branches), and long-term care facilities. In these buildings, mCloud connects to assets such as HVAC, lighting, and refrigeration units. Connectable workers include people involved in the day-to-day operation or maintenance of these commercial buildings, including mechanical service workers and facility managers.

mCloud | Management’s Discussion and Analysis	| 11

Industrial sites include oil and gas (“O&G”), liquefied natural gas (“LNG”), and floating production storage and offloading (“FPSO”) facilities, as well as wind farms, mining processing plants, and pulp and paper facilities. In these locations, connectable assets include process control systems, heat exchangers, pumps, and gas compressors. Connectable workers include field operators, maintainers, engineers, asset managers, and plant managers. The Company’s experience in delivering digital 3D models from entire multi-billion dollar assets the size of a Floating Production Storage and Offloading (FPSO) vessel down to asset subcomponents such as wind turbine blades creates large obtainable market opportunities.

Based on the average monthly fee currently generated per connection or 3D digital twin, the Company estimates the current obtainable market opportunity to be approximately $24 billion in recurring revenue per annum including all of the potential targeted assets, workers, and 3D digital twins that mCloud can currently address.

TECHNOLOGY OVERVIEW

mCloud offers AssetCare™ on a multi-year subscription contract basis akin to Software-as-a-Service (“SaaS”). The technology underlying AssetCare uses Artificial Intelligence (“AI”) to optimize the health and performance of commercial and industrial assets. Some example applications showcasing the Company’s use of AI includes:

•	Curbing wasted energy while improving occupant comfort in commercial facilities through AI powered adaptive control;
•	Maximizing asset availability and production yields of renewable energy sources through continuous performance assessment and predictive maintenance;
•	Optimizing uptime and managing the operational risk of industrial process plants, including oil and gas facilities through continuous AI-powered advisory and assistance to process operators in the field.

AssetCare delivers direct results and immediate value to customers. In addition, customers can access cloud-based analytics and management dashboards that create actionable insights driving better asset management decisions. Field maintainers and operators get access to mobile applications powered by AssetCare that use AI to provide remote assistance, AI-powered recommendations, and mixed reality capabilities that ensure every field job is done timely and right the first time.

mCloud | Management’s Discussion and Analysis	| 12

The underlying technologies that make up AssetCare are derived from the various acquisitions the Company has made since 2017. Each acquisition provides a key piece of the end-to-end asset management capability that mCloud provides to its customers, all connected to the AssetCare platform in the cloud. Continued development of the AssetCare platform extends the solution suite to the creation of ever-increasing customer value.

mCloud | Management’s Discussion and Analysis	| 13

The Company retains a portfolio of 15 software patents in the areas of HVAC energy efficiency, 3D, and asset management, and a portfolio of 12 registered trademarks, including marks related to mCloud and AssetCare:

mCloud | Management’s Discussion and Analysis	| 14

Patent	Patent	Jurisdiction	Date	Status	Registered
Apparatus and method for detecting faults and providing diagnostics in vapor compression cycle equipment	6,658,373	US Patent	12/2/2003	Live	Field Diagnostic Services, Inc.
Estimating operating parameters of vapor compression cycle equipment	6,701,725	US Patent	3/9/2004	Live	Field Diagnostic Services, Inc.
Estimating evaporator airflow in vapor compression cycle cooling equipment	6,973,793	US Patent	12/13/2005	Live	Field Diagnostic Services, Inc.
Apparatus and method for detecting faults and providing diagnostics in vapor compression cycle equipment	7,079,967	US Patent	7/18/2006	Live	Field Diagnostic Services, Inc.
Method for Determining Evaporator Airflow Verification	8,024,938	US Patent	9/27/2011	Live	Field Diagnostic Services, Inc.
Method and Apparatus for Transforming Polygon Data to Voxel Data for General Purpose Applications	6,867,774	US Patent	3/15/2005	Live	NGRAIN (Canada) Corporation
Method and System for Rendering Voxel Data while Addressing Multiple Voxel Set Interpenetration	7,218,323	US Patent	5/15/2007	Live	NGRAIN (Canada) Corporation
Method and Apparatus for Transforming Point Cloud Data to Volumetric Data	7,317,456	US Patent	1/8/2008	Live	NGRAIN (Canada) Corporation
Method, System and Data Structure for Progressive Loading and Processing of a 3D Dataset	7,965,290	US Patent	6/21/2011	Live	NGRAIN (Canada) Corporation
Method and System for Calculating Visually Improved Edge Voxel Normals when Converting Polygon Data to Voxel Data	8,217,939	US Patent	7/16/2012	Live	NGRAIN (Canada) Corporation
System and Method for Optimal Geometry Configuration Based on Parts Exclusion	9,159,170	US Patent	10/13/2015	Live	NGRAIN (Canada) Corporation
Method and System for Emulating Kinematics	9,342,913	US Patent	5/17/2016	Live	NGRAIN (Canada) Corporation
System, Computer-Readable Medium and Method for 3D Differencing of 3D Voxel Models	9,600,929	US Patent	3/21/2017	Live	NGRAIN (Canada) Corporation
System, Method and Computer-Readable Medium for Organizing and Rendering 3D Voxel Models in a Tree Structure	9,754,405	US Patent	9/10/2015	Live	NGRAIN (Canada) Corporation
Portable Apparatus and Method for Decision Support	10,346,725.00	US Patent	7/9/2019	Live	AirFusion, Inc.
mCloud | Management’s Discussion and Analysis	| 15

Trademark	App. Serial No. / Reg. No.	Date Issued / Date Filed	Status	Registered Owner
ACRx	75281276/ 2492872	9/25/2001	Live	Field Diagnostic Services, Inc.
VIRTUAL MECHANIC	75281278/ 2347749	5/2/2000	Live	Field Diagnostic Services, Inc.
MCLOUD CORP (standard mark)	87327278/ 5333557	14/11/2017	Live	mCloud Corp.
mCloud Corp (design mark)	87327435/ 5333558	14/11/2017	Live	mCloud Corp.
Asset Circle of Care (standard mark)	87327483/ 5333559	14/11/2017	Live	mCloud Corp.
AssetCare (standard mark)	87327512/ 5333560	11/14/2017	Live	mCloud Corp.
3KO	77398780/ 3796217	11/11/2008	Live	NGRAIN (Canada) Corporation
NGRAIN (design mark)	77912373/ 3840652	6/15/2010	Live	NGRAIN (Canada) Corporation
NGRAIN (design mark)	009245101 (EU)	12/27/2010	Live	NGRAIN (Canada) Corporation
PRODUCER	009327412 (EU)	2/3/2011	Live	NGRAIN (Canada) Corporation
NGRAIN (standard mark)	78199527/ 2881383	9/7/2004	Live	NGRAIN (Canada) Corporation
mCloud Connect (standard mark)	5756945	5/21/2019	Live	mCloud Corp.

The Company further protects its proprietary source code and algorithms as trade secrets, limiting access to these to those employees who have a need to know such information.

mCloud | Management’s Discussion and Analysis	| 16

SELECTED ANNUAL INFORMATION

The information in the tables below has been derived from the Company’s unaudited interim condensed consolidated financial statements (excluding EBITDA). Accordingly, the information below is not necessarily indicative of results for any future quarter.

The following selected annual information of the results of operations for the year ended December 31, 2019 includes comparisons for the years ended December 31, 2018 and 2017:

	December 31, 2019	December 31, 2018	December 31, 2017 (restated)
Revenue	$ 18.340	$ 1.794	$ 0.840
Operating loss	16.380	11.270	4.985
Loss from continuing operations attributable to Parent company	30.654	12.188	6.789
Basic and diluted loss per share (in dollars)	2.50	1.77	0.99

As at	December 31, 2019	December 31, 2018	December 31, 2017 (restated)
Total assets	$ 59.859	$ 6.234	$ 2.815
Total non-current financial liabilities	32.146	0.050	-

mCloud | Management’s Discussion and Analysis	| 17

RESULTS OF OPERATIONS

Summary of Quarterly Results

In millions, unless otherwise stated

For the quarter ended:	Dec 31, 2019	Sept 30, 2019 (restated) *	June 30, 2019 (restated) *	Mar 31, 2019 (restated) *	Dec 31, 2018 (restated) *	Sept 30, 2018 (restated) *	June 30, 2018 (restated) *	Mar 31, 2018 (restated) *
Total Revenue	$ 10.009	$ 5.955	$ 1.026	$ 1.350	$ 0.440	$ 0.498	$ 0.310	$ 0.546
Loss from Continuing operations attributable to Parent company	6.972	18.493	3.485	1.704	2.942	3.409	4.086	1.751
Basic and diluted loss per share (in dollars)	0.44	1.25	0.38	0.19	0.44	0.44	0.63	0.36
Loss attributable to Parent company	6.972	18.493	3.485	1.704	2.942	3.409	4.086	1.751
Basic and diluted loss per share (in dollars)	0.44	1.25	0.38	0.19	0.44	0.44	0.63	0.36

*During the period, the Company identified certain required adjustments to the amounts reflected in prior financial statement filings. As a result of these adjustments, the total revenue previously presented has been adjusted from

$9.233 million (September 30, 2019), $3.004 million (June 30, 2019), $2.193 million (March 31, 2019), $0.159 million

(December 31, 2018), $0.707 million (September 30, 2018), $0.553 million (June 30, 2018) and $0.693 million (March

31, 2018), respectively.

The total loss from continuing operations and loss attributable to parent Company previously presented has been adjusted from $6.869 million (September 30, 2019), $1.437 million (June 30, 2019), $2.521 million (March 31, 2019), $4.281 million (December 31, 2018), $2.824 million (September 30, 2018), $3.422 million (June 30, 2018) and $1.661 million (March 31, 2018), respectively. Throughout the balance of this MD&A where applicable the numbers presented are the restated numbers

** The basic and diluted loss per share figures for each quarter have been adjusted to reflect the restated quarterly results and share consolidation completed on December 13, 2019 on a retrospective basis.

Total revenues in all quarters of 2018 were relatively steady as the Company focused on integration of newly acquired entities and building a foundation for future growth and expansion. Beginning with Q2, the Company experienced significant growth through acquisitions of Agnity (Q2 2019) and Autopro (Q3 2019) and organic growth attributed to new customers. The significant revenue increase in Q3 2019 was due to revenues added through the acquisition of Autopro. This trend continued in Q4 2019 as the integration of recent acquisitions, together with focused and deliberate efforts to further market and sell the AssetCare solution within the Oil & Gas market as well as the delivery of perpetual software licenses.

The loss from continuing operations and loss attributable to Parent Company were relatively steady in all quarters presented in the summary of quarterly results with exception of Q3 and Q4 2019. The significant increase in loss from continuing operations and loss attributable to owners of the Company is largely explained by the business acquisition costs incurred to acquire Autopro, increased costs through consolidation of the newly acquired entities - Autopro (2019 Q3) and Agnity (2019 Q2) and increased sales and marketing, salaries, wages and benefits, and general and administration costs required to maintain the Company’s growth trajectory. It’s noteworthy to mention that the loss in Q4 as a percentage of total revenue is trending positively due to the improved synergies and cross-selling of AssetCare throughout the newly acquired companies.

mCloud | Management’s Discussion and Analysis	| 18

Non-IFRS Financial Measure: Adjusted EBITDA

The Company defines Adjusted EBITDA attributed to shareholders as net income or loss excluding the impact of finance costs, finance income, foreign exchange gain or loss, current and deferred income taxes, depreciation and amortization, share-based compensation, impairment of long lived assets, gain or loss from disposition of assets, and business acquisition costs and other expenses. It should be noted that Adjusted EBITDA is not defined under IFRS and may not be comparable to similar measures used by other entities.

The Company believes Adjusted EBITDA is a useful measure as it provides information to management about the operating and financial performance of the Company and its ability to generate operating cash flow to fund future working capital needs, as well as to fund future growth. Excluding these items does not imply that they are non-recurring or not useful to investors.

Investors should be cautioned that Adjusted EBITDA attributable to shareholders should not be construed as an alternative to net earnings/(loss) or cash flows as determined under IFRS.

The information below reflects the financial statements of mCloud for the three and three months ended December 31, 2019 compared with the three and three months ended December 31, 2018.

During fiscal 2019, the Company was active in closing two acquisitions and two financings as discussed above. Upon signing binding Letters of Intent to acquire entities the Company commenced the immediate integration of the technologies of each entity into AssetCare™. Acquisitions, financings, acquired technology integration and new market expansion accounted for many of the expenses as detailed in the tables below.

mCloud | Management’s Discussion and Analysis	| 19

Net Loss and Adjusted EBITDA - For the Three Months Ended December 31, 2019

Three-month Period Ended December 31 (in millions $)

	2019	2018	$ change	% change
Revenue	$ 10.009	$ 0.440	$ 9.569	2175%
Cost of sales	3.694	0.169	3.525	2086%
Gross profit	6.314	0.271	6.043	2230%
Operating Expenses	8.649	2.620	6.029	230%
Net loss for the period	(6.972)	(2.942)	(4.030)	137%
Add: Current tax expense	-	-	0.076	(100) %
Less: Deferred income recovery	0.165	-	0.165	100%
Add: Depreciation and amortization	1.063	0.084	0.979	1165%
Add: Share based compensation	0.576	0.307	0.269	88%
Add: Finance costs	1.585	(0.006)	1.591	(26517) %
Less: Finance income	(0.003)	(0.091)	0.088	(97) %
Add: Foreign exchange loss	0.198	(0.035)	0.233	(666) %
Add: Impairment	0.093	0.675	(0.582)	(86) %
Add: Business acquisition costs and other expenses	0.582	0.145	0.437	301%
Add: Salaries, wages and benefits (a)	0.973	0.265	0.708	267%
Add: Professional and consulting fees (a)	0.332	0.189	0.143	76%
Adjusted EBITDA	$ (1.332)	$ (1.409)	$ 0.077	(5) %

(a) Management does not take certain of these expenses into account in its evaluations of regular operation.

mCloud | Management’s Discussion and Analysis	| 20

Net Loss and Adjusted EBITDA - For the Twelve Months Ended December 31, 2019

Twelve-month Period Ended December 31 (in millions $)

	2019	2018	$ change	% change
Revenue	$ 18.340	$ 1.794	$ 16.546	922%
Cost of sales	7.583	0.547	7.036	1285%
Gross profit	10.757	1.247	9.510	763%
Operating Expenses	27.138	12.517	14.621	117%
Net loss for the period	(30.654)	(12.188)	(18.466)	152%
Add: Current tax expense	0.182	-	0.182	100%
Less: Deferred income recovery	(1.877)	-	(1.877)	(100) %
Add: Depreciation and amortization	4.044	0.518	3.526	680%
Add: Share based compensation	1.468	1.419	0.049	3%
Add: Finance costs	3.218	0.184	3.034	1651%
Less: Finance income	(0.168)	(0.091)	(0.077)	85%
Add: Foreign exchange loss	0.494	0.048	0.447	938%
Add: Impairment	0.601	0.675	(0.075)	(11) %
Add: Business acquisition costs and other expenses	9.880	0.197	9.683	4911%
Add: Salaries, wages and benefits (a)	3.094	1.485	1.609	108%
Add: Professional and consulting(a)	2.611	0.675	1.936	287%
Adjusted EBITDA	$ (5.763)	$ (7.076)	$ 1.313	(19) %
(a)	Management does not take certain of these expenses into account in its evaluations of regular operation.

Revenue

Three-months Ended December 31 (in millions $)

Revenue	2019	2018 (restated)	$ change	% change
	$ 10.009	$ 0.440	$ 9.569	2173%

Twelve-months Ended December 31 (in millions $)

Revenue	2019	2018	$ change	% change
	$ 18.340	$ 1.794	$ 16.546	922%

The increase in revenues of $9.569 million in the three-months ended December 31, 2019 and $16.546 million in the twelve months ended December 31, 2019 as compared with the three and twelve months ended December 31, 2018, were influenced by the consolidation of Agnity and Autopro revenues, as well as the uptake in organic AssetCare growth. Autopro revenues largely consisted of oil and gas process control systems design implementation and upgrades; in addition, we were successful in converting one of Autopro’s largest customers to AssetCare for Control Systems at 6 of their Alberta facilities. Most of the contracts were primarily from long standing Autopro Alberta based customers. Agnity revenues were comprised of perpetual license sales, post-contract service and design and implementation of solutions for its customers primarily located in the USA and Japan. The increases in AssetCare revenues were primarily due to our contract with Telus in Canada, as well as with Oil & Gas customers in Alberta.

mCloud | Management’s Discussion and Analysis	| 21

The Company operates in one operating segment. For the purpose of segment reporting, the Company’s Chief Executive Officer (CEO) is the Chief Operating Decision Maker. The determination of the Company’s operating segment is based on its organization structure and how the information is reported to CEO on a regular basis. The Company’s revenue is generated from its customers in North America. All the Company’s assets also reside in North America.

The table below presents significant customers who accounted for greater than 10% of total revenues for the year ended December 31, 2019 and 2018:

	2019	2018
Customer A	20%	N/A
Customer B	11%	N/A
Customer C	Less than 10%	21%
Customer D	Less than 10%	18%

The Company’s revenue by country for the year ended December 31, 2019 and 2018 are as follows:

Canada United States	2019	2018
	$ 10,889,542 7,450,707	$ 180,183 1,614,289
Total	$ 18,340,249	$ 1,794,472

Operating Expenses

Three-months Ended December 31 (in millions $)

	2019	2018 (restated)	$ change	% change
Salaries, wages and benefits	$ 3.803	$ 1.059	$ 2.744	259%
Sales and marketing	1.258	0.469	0.789	168%
Research and development	(0.056)	(0.005)	(0.052)	1119%
General and administration	1.341	0.282	1.059	376%
Total	6.346	$ 1.805	$ 4.540	252%

Twelve-months Ended December 31 (in millions $)
	2019	2018	$ change	% change
Salaries, wages and benefits	$ 10.314	$ 4.951	$ 5.363	108%
Sales and marketing	3.167	3.336	(0.169)	(5) %
Research and development	0.498	0.118	0.380	323%
General and administration	3.295	1.093	2.201	201%
Total	$ 17.273	$ 9.498	$ 7.775	82%
mCloud | Management’s Discussion and Analysis	| 22

Operating expenses for the three-months ended December 31, 2019 increased by 252% or $4.540 million compared with the three-months ended December 31, 2018 and 82% or $7.775 million for the twelve months ended December 31, 2019, compared with the twelve months ended December 31, 2018. There were increased costs associated with the head count required for the ongoing development, marketing and sales of AssetCare. Additionally, a significant impact on the changes noted is a result of the acquisition and consolidates of Autopro and Agnity overheads.

While many of the increases identified are a result of the consolidation of Agnity and acquisition of Autopro, it’s important to note that in the current year, management has begun to grow its internal talent pool as it relates to key positions in the areas of marketing, sales, finance and research and development rather than using external consultants for these roles, thus contributing to this increase.

During the three-months ended December 31, 2019, the Company was able to recover certain amounts paid for Research and Development earlier in the year. These amounts are immaterial.

Professional and Consultation Fees (Operating Expense)

Three-months Ended December 31 (in millions $)

Professional and Consulting Fees	2019	2018 (restated)	$ change	% change
	$ 0.664	$ 0.423	$ 0.241	57%

Twelve-months Ended December 31 (in millions $)
Professional and Consulting Fees	2019	2018	$ change	% change
	$ 4.352	$ 1.081	$ 3.271	303%

Professional and consulting fees have decreased 57% or $0.24 million during the three months ended December 31, 2019 compared with the three months ended December 31, 2018, as well they have increased 303% or $3.271 million on a year-to-date basis as at December 31, 2019 compared with December 31, 2018. These professional services are associated with the general efforts to raise capital, explore future acquisition opportunities, and legal and accounting fees related to the quarterly review for the period ended September 30, 2019 (no previous periods were reviewed by an external accountant), year-end fiscal 2019 audit, technical accounting advisory fees and valuation work, Controls Process Documentation and Planning, filing of the Prospectus, Supplement and uplist applications for both the TSX and the NASDAQ. Additionally, certain expenses pertain to the Company’s efforts to expand to International markets, as described in the section “Fiscal Year, Expansion to International Markets” which have driven an increase in consulting fees related to this activity.

Share-based Compensation and Depreciation and Amortization (Operating Expense)

Three-months Ended December 31 (in millions $)

Share based compensation Depreciation and amortization	2019	2018 (restated)	$ change	% change
	$ 0.576 $ 1.063	$ 0.308 $ 0.085	$ 0.268 $ 0.978	87% 1151%

Twelve-months Ended December 31 (in millions $)
	2019	2018	$ change	% change
Share based compensation	$ 1.468	$ 1.419	$ 0.049	3%
Depreciation and amortization	$ 4.044	$ 0.518	$ 3.526	680%
mCloud | Management’s Discussion and Analysis	| 23

Share based compensation

Share based compensation increased to $1.468 million for the twelve-months ended December 31, 2019 (2018 - $1.419 million) and decreased to $0.576 million for the three-months ended December 31, 2019 (2018 - $0.308 million) as a result of change in assumptions used in the Black-Scholes option model, and the timing of options granted.

Depreciation and amortization

Depreciation and amortization increased to $4.044 million for the twelve-months ended December 31, 2019 (2018 - $0.518 million) and $1.063 million for the three-months ended December 31, 2019 (2018 - $0.085 million) as a result of addition of intangibles on acquisitions and adoption of IFRS 16 that led to recognition of right-of-use assets that are amortized, in particular related to the office premises leases for Autopro.

Other Loss (Income)

Three-months Ended December 31 (in millions $)

	2019	2018	$ change	% change
Finance Costs	$ 1.585	$ (0.007)	$ 1.591	(22729) %
Finance Income	(0.003)	(0.091)	0.087	(96) %
Foreign Exchange Loss	0.198	(0.131)	0.329	(252) %
Impairment	0.092	0.675	(0.583)	(86) %
Business acquisition costs and other expenses	0.582	0.145	0.437	300%
Total	$ 2.454	$ 0.593	$ 1.861	314%

Twelve-months Ended December 31 (in millions $)
	2019 Restated	2018	$ change	% change
Finance Costs	$ 3.218	$ 0.184	$ 3.034	1651%
Finance Income	(0.168)	(0.091)	(0.077)	85%
Foreign Exchange Loss	0.494	(0.048)	0.542	(1138) %
Impairment	0.601	0.675	(0.075)	(11) %
Business acquisition costs and other expenses	9.880	0.197	9.683	4911%
Total	$ 14.025	$ 0.918	$ 13.107	1427%

The Company was active in raising financing for working capital needs through convertible debenture offering, taking on term loan and adding on loans through business combinations. Finance costs in the three and twelve months ended December 31, 2019 increased significantly as these instruments are interest-bearing and carrying amount of debts was significant in comparison with the same periods of the comparative year.

Finance income relates to royalty stream pursuant to the royalty arrangement with Agnity during the pre- acquisition period prior to April 22, 2019. No finance income was recorded in the three months ended December 31, 2019 as finance income is eliminated upon consolidation with Agnity effective April 22, 2019 (see the details in note 5 to the amended and restated unaudited condensed consolidated interim financial statements). There were no arrangements that earned finance income in the similar periods of the comparative year.

The Company identified indicators of impairment relating to technology assets previously acquired in 2017. The Company recognized an impairment charge accordingly.

mCloud | Management’s Discussion and Analysis	| 24

The business acquisition costs and other expenses increased in comparison with the same periods of comparative year primarily due to transaction costs of $9.880 million incurred in acquisition of Autopro, which are non-recurring to the Company’s operations.

Related Party Transactions

The related party transactions are in the normal course of operations and have been valued in these consolidated financial statements at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Key management personnel compensation

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company defines key management personnel as being the directors and key officers.

Three-month Period Ended December 31 (in millions $)

Salaries, fees and short term benefits Share-based compensation	2019 Restated	2018 Restated
	$ 0.399 0.186	$ 0.032 0.068
	$ 0.585	$ 0.100

Twelve-month Period Ended December 31 (in millions $)

Salaries, fees and short-term benefits Share-based compensation	2019	2018
	$ 1.460 0.388	$ 1.392 0.234
	$ 1.848	$ 1.626

Due from related party

At December 31, 2019, the Company had a nil (December 31, 2018 - $54,570) unsecured demand note receivable with a former shareholder of FDSI bearing interest at 2% per annum. The balance existing as at December 31, 2018 was written off during the year ended December 31, 2019 as management believes that amounts are not collectible.

Due to related party

At December 31, 2019, the Company had nil (December 31, 2018 - $36,870) due to a director of the Company. The amount was unsecured, non-interest bearing, due on demand, and related to advances and expenses incurred by the Directors on behalf of the Company.

At December 31, 2019, the Company had $799,038 (December 31, 2018 - nil) due to an entity controlled by the principal owner of Agnity for purchase of assets. The amount is unsecured, non-interest bearing and due on demand. This amount was included in the net identifiable assets (liabilities) of Agnity.

Related party transaction

On May 15, 2019, the Company, through its wholly owned subsidiary, mCloud Technologies (Canada) Inc., executed a Master Services and Development Agreement (“MSDA”) with a related party entity sharing a common key management personnel. The related party entity was engaged to assist in the development of temperature and occupancy sensors specific to the Company’s needs. During the year ended

mCloud | Management’s Discussion and Analysis	| 25

December 31, 2019, the Company recognized $267,305 (December 31, 2018 - nil) in research and development expenses relating to the MDSA. There were no outstanding payable balances in connection with the MDSA as at December 31, 2019.

The Company engaged an entity partially owned by the principal owner of Agnity to perform consulting services in the amount of $1.630 million (December 31, 2018 - nil). At December 31, 2019, the Company had $1.533 million (December 31, 2018 - nil) due to the entity, the balance is included in trade payables and accrued liabilities balance.

CAPITAL RESOURCES, LIQUIDITY AND FINANCIAL INSTRUMENTS

Capital Resources

As at December 31, 2019, the Company had cash of $0.529 million compared with $1.326 million as at December 31, 2018.

The Company’s ability to fund current and future operations is dependent on it being able to generate sources of cash through positive cash flows from operations, equity and/or debt financing.

The Company’s near-term cash requirements relate primarily to operations, working capital and general corporate purposes. Based on its current business plan and the impacts of COVID-19 the Company has identified near-term capital needs. The Company updates its forecast regularly and considers additional financial resources as appropriate.

The Company is actively working to approach the capital markets to raise the funds required to overcome any deficiencies. These efforts are amplified by the current TSX uplist application and the application to become dually listed on the NASDAQ exchange. In addition, the Company has created aggressive marketing and sales plans and increased headcount related to sales and business development, which is expected to result in an increase in revenue and cash flow. The Company also received funding reliefs totaling $1,107,317 from the US and Canadian government subsequent to December 31, 2019 to help alleviate the negative impact of the COVID-19 outbreak to its business.

As at December 31, 2019, the Company has a $6.902 million working capital deficiency (December 31, 2018: $0.824 million), as a result of significant cash outflows in operating and investing activities.

Summary of Statement of Cash Flow

Twelve-months Ended December 31 (in millions $)

	2019	2018
Cash provided by (used) in:
Operating activities	$ (14.516)	$ (11.015)
Investing Activities	(20.732)	(0.133)
Financing Activities	34.465	12.339
Increase (decrease) in cash, before effect of exchange rate fluctuation	$ (0.784)	$ 1.192

mCloud | Management’s Discussion and Analysis	| 26

Operating Activities

The Company’s “cash used” in operating activities for the period ended December 31, 2019 was $14.516 million compared to net cash used of $11.015 in the twelve-month period ending December 31, 2018. The uses of cash remain primarily due to operations acquired via acquisitions and increased spending to grow the Company and expand its presence in the market. Consistent with the same period last year, the Company incurred significant expenses associated with acquisitions (including those that are pending), and efforts related to its public market activities.

Some notable changes for the twelve-months ended December 31, 2019 include $8.880 million associated with the business acquisition costs for the Autopro acquisition, $$4.044 million in depreciation and amortization in conjunction with the inception of IFRS 16. Finance costs increased 588% due to the interest on long-term debt (note 15) and the newly issued Convertible Debenture of

$23.507 million in the summer of 2019.

Investing Activities

Cash used by investing activities increased to $20.732 million as compared to cash used by investing activities of $0.133 million for the twelve-months period ended December 31, 2019 and 2018 respectively. The significant decrease is attributed to the cash used for the acquisition of Autopro.

Financing Activities

The Company had a net cash received of $34.465 million in cash for the twelve-month period ending December 31, 2019 compared to net cash received of $12.339 million in the twelve-month period ending December 31, 2018. The change relates primarily to the net proceeds from loans proceeds and repayments, issuances of convertible debentures, exercise of stock options and exercise of warrants.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company generally relies on funds generated from operations, external financing or key management to provide sufficient liquidity to meet budgeted operating requirements.

To the extent that the Company does not believe it has sufficient liquidity to meet these obligations, management will consider securing additional funds through equity or debt transactions. As a junior technology company, up front investments are high, with any returns on capital expected in the future. The Company has sustained losses in recent years and its ability to continue as a going concern is dependent on the Company's ability to generate future profitable operations and cash flows and/or obtain additional financing.

While the Company has been successful in raising capital in the past, there is no assurance that it will be successful in closing further financing in the future. These audited financial statements do not give effect to any adjustments to the carrying value of recorded asset and liabilities, revenue and expenses, the statement of financial position classifications used and disclosures that might be necessary should the Company be unable to continue as a going concern. Such adjustments could be material

Financing of future investment opportunities could be limited by current and future economic conditions, the covenants in our existing credit agreements and requirements imposed by regulators. As at December 31, 2019, all covenants were met under our Credit Agreements with external creditors.

mCloud | Management’s Discussion and Analysis	| 27

Commitments and Contingencies

Below is a summary of the Company’s commitments as of December 31, 2019.

Payment due by period

	Less than 1			More than 5
Contractual Obligations	year	1-3 years	3-5 years	years	Total

Lease obligations(1)	$ 1,848,438	$ 3,342,054	$ 3,015,047	$ 2,673,709	$ 10,879,248
Convertible Debentures - Principal	-	23,507,500	-	-	23,507,500
Convertible Debentures - Interest	2,357,190	3,522,905	-	-	5,880,095
Loans and borrowings - Principal	4,515,879	3,453,195	3,892,266	3,716,810	15,578,150
Loans and borrowings - Interest	823,466	1,289,877	793,806	188,249	3,095,398
Total	$ 9,544,973	$ 35,115,531	$ 7,701,119	$ 6,578,768	$ 58,940,391

(1) Lease obligations include estimated operating costs that are to be incurred pursuant to the terms of contracts.

The Company may be subject to a variety of claims and suits that arise from time to time in the ordinary course of business. Although management currently believes that resolving claims against the Company, individually or in aggregate, will not have a material adverse impact on the Company’s financial position, results of operations, or cash flows, these matters are subject to inherent uncertainties and management’s view of these matters may change in the future. To date, there are no claims or suits outstanding against the Company.

There are no current plans or commitments for material capital expenditures.

Fair Values

The carrying values of cash and cash equivalents, trades and other receivables, bank indebtedness, trade payables and accrued liabilities, business acquisition payable, and due to and from related parties approximate their fair values due to the immediate or short-term nature of these instruments. The fair values of long-term receivables, loans and borrowings and convertible debentures approximate their carrying values as they were either recently issued by the Company or fair valued as part of the acquisition purchase price allocations. There has been no significant change in credit and market interest rates since the date of their issuance.

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Risk Management

The Board of Directors has overall responsibility for the determination of the Company’s risk management objectives and policies while retaining ultimate responsibility for them. The Company is exposed to a variety of financial risks by virtue of its activities: market risk, credit risk, interest rate risk and liquidity risk. The Company’s overall risk management program has not changed throughout the year and focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on financial performance. Risk management is carried out by the finance department under policies approved by the Board of Directors. The finance department identifies and evaluates financial risks in close cooperation with management.

mCloud | Management’s Discussion and Analysis	| 28

Credit Risk

Credit risk is the risk of a financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligation. The Company is mainly exposed to credit risk from credit sales. Management of the Company monitors the credit worthiness of its customers by performing background checks on all new customers focusing on publicity, reputation in the market and relationships with customers and other vendors. Further, management monitors the frequency of payments from ongoing customers and performs frequent reviews of outstanding balances. The Company considers that there has been a significant increase in credit risk when contractual payments are more than 90 days past due.

Provisions for outstanding balances are set based on forward looking information and revised when there is a change in the circumstances of a customer that would result in financial difficulties as indicated through a change in credit quality or industry factors and create doubt over the receipt of funds. Such reviews of a customer’s circumstances are done on a continued basis through the monitoring of outstanding balances as well as the frequency of payments received. An accounts receivable is completely written off once management determines the probability of collection to be not present.

The Company applies IFRS 9 simplified approach to measuring expected credit losses which uses the lifetime expected credit loss allowance for all trade and other receivables, unbilled revenue and long- term receivables. To measure the expected credit losses, trade receivables and other receivables, unbilled revenue and long-term receivables have been grouped based on similar credit risk profiles and the days past due. Unbilled revenue has lower risk profile as the trade receivables for the same type of contracts and therefore expected credit losses is estimated based on specific facts and circumstances at each reporting date. The Company has therefore concluded that the expected loss rates for the trade receivables are a reasonable approximation of the loss rates for unbilled revenue. The expected loss rates are based on payment profiles over period of time and the corresponding historical credit losses experienced over this same period. The Company also record specific credit loss allowance based on facts and circumstances on specific customers when indicator of loss is identified.The historical loss rates are adjusted to reflect relevant factors affecting the ability of the customer to settle the receivables.

As at December 31, 2019, the loss allowance was $0.383 million (December 31, 2018 - $0.045 million) with a loss provision of $0.337 million recognized for the year ended December 31, 2019 (December 31, 2018 - $0.044 million). The entirety of the loss allowance relates to provision for bad debt on trade and other receivables and long-term receivables.

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is subject to interest rate risk with respect to its cash and cash equivalent; however, the risk is minimal because of their short-term maturity. All of the Company’s interest-bearing debt instruments have fixed interest rates and are not subject to interest rate cash flow risk.

Foreign Currency Risk

Foreign currency risk is defined as the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company maintains financial instruments and enters into transactions denominated in foreign currencies, principally in USD, which exposes the Company to fluctuating balances and cash flows due to various in foreign exchange rates.

mCloud | Management’s Discussion and Analysis	| 29

CONTROL MATTERS, POLICIES, AND CRITICAL ACCOUNTING ESTIMATES

Disclosure Controls and Procedures

mCloud’s disclosure controls and procedures (DCP), as defined in National Instrument 52-109 - Certification of Disclosure in Issuer’s Annual and Interim Filings (NI 52-109) are designed to provide reasonable assurance that information required to be disclosed in our filings under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation. They are also designed to provide reasonable assurance that all information required to be disclosed in these filings is accounted for, accumulated and communicated to management, including the Chief Executive Officer (CEO) and Chief Financial Officer (CFO) as appropriate. This is meant to allow for timely decisions regarding public disclosure. While we regularly review our disclosure controls and procedures, we cannot provide absolute assurance that all information required to be disclosed in our filings is reported within the time periods specified in securities legislation because of the limitations in control systems to prevent or detect all misstatements due to error or fraud.

Our management, including the CEO and CFO, conducted an evaluation of the effectiveness of our DCP as of December 31, 2019. Based on this evaluation, we concluded that our disclosure controls and procedures were not effective to ensure that the information required to be disclosed by our Company in reports it files or submits is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the British Columbia Securities Commission Form 52-109FV1 Certification of Annual Filings Venture Issuer Basic Certificate. These disclosure controls and procedures include controls and procedures designed to ensure that such information is accumulated and communicated to our Company’s management, including our Company’s principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure. The conclusion that our disclosure controls and procedures were not effective was due to the presence of significant deficiencies in internal control over financial reporting as identified below under the heading “Internal Controls over Financial Reporting.” Management anticipates that such disclosure controls and procedures will not be effective until the significant control deficiencies are remediated. Our Company intends to remediate the significant control deficiencies as set out below.

Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues, if any, within our Company have been detected.

Internal Controls Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting (ICFR), as defined in NI 52-109. ICFR means a process designed by or under the supervision of the CEO and CFO, and effected by our board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS, and includes those policies and procedures that: (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) are designed to provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of mCloud are being made only in accordance with authorizations of management and directors of mCloud; and (3) are designed to provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of mCloud’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions and that the degree of compliance with the policies or procedures may deteriorate.

mCloud | Management’s Discussion and Analysis	| 30

Our management, including our principal executive officer and principal financial officer, conducted an evaluation of the design and operation of our internal control over financial reporting as of December 31, 2019 based on the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations (“COSO”) of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. A material weakness is a control deficiency, or combination of control deficiencies, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

Based on this evaluation, our management concluded our internal control over financial reporting was not effective as at December 31, 2019 due to the aggregate of the following significant control deficiencies (i) a lack of written policies and procedures for accounting, and financial reporting; and (ii) inadequate review of accounting entries and accounting positions; and (iii) inadequate segregation of incompatible duties. Our Company has taken steps to enhance and improve the design of our internal controls over financial reporting, however these steps were not complete as of December 31, 2019.

During the period covered by this annual report, we have not been able to remediate the material weaknesses identified above.

Plan for Remediation of Material Weakness

We have taken appropriate and reasonable steps to make the necessary improvements to remediate these deficiencies. Our remediation efforts include, but are not limited to, engaging an external firm to assist with the review, documentation and implementation of controls in accordance with COSO Framework, enhancing the skills, expertise and manpower of the accounting and finance team, and implementation of sophisticated software for consolidation, financial statements and MD&A preparation. In addition, we have engaged valuation experts for all purchase-price accounting, and we intend to consider the results of our remediation efforts and related testing as part of our year-end 2019 assessment of the effectiveness of our internal control over financial reporting and our disclosure controls and procedures.

The remediation efforts and their completion set out above are in part dependent upon our Company securing additional financing to cover the costs of implementing the changes required. If we are unsuccessful in securing such funds, remediation efforts may be adversely affected in a material manner. Our internal control over financial reporting was not subject to attestation by our independent registered public accounting firm.

Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues, if any, within our Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake.

Changes in Internal Controls Over Financial Reporting

As a result of our consolidation of Agnity and our acquisition of Autopro, the Company experienced significant changes in internal controls over financial reporting as described above. As noted above, our remediation efforts are extensive. In addition to the items noted above, the Company has also made a significant investment in its finance function, adding a Director of Financial Reporting, Manager of Financial Reporting, and a Senior Controller, all with extensive backgrounds in audit (Canada and the USA) and financial reporting for publicly traded companies in both Canada and the USA, as well as expertise in IFRS and US GAAP accounting.

mCloud | Management’s Discussion and Analysis	| 31

Changes in Accounting Policies

Adoption of IFRS 16

The Company has adopted IFRS 16 effective January 1, 2019. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases. The standard provides a single lessee accounting model which requires a lessee to recognize a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments for all leases with a term of more than 12 months, unless the underlying asset is of low value. Lessor accounting remains similar to previous accounting policies. The Company elected to use the modified retrospective approach which does not require restatement of prior period financial information as it recognizes the cumulative effect as an adjustment to opening accumulated deficit as at January 1, 2019 and applies the standard prospectively.

On transition to IFRS 16, the Company recognized additional right-of-use assets related to contracts previously classified as operating leases. When measuring the lease liabilities, the Company discounted the remaining minimum lease payments, excluding short-term and low-value leases, using its incremental borrowing rate at January 1, 2019. The right-of-use assets recognized at January 1, 2019 were measured at amounts equal to the present value of the lease liabilities, adjusted by the amount of lease inducements of $0.117 million recognized in the Company’s consolidated statement of financial position at December 31, 2018. The weighted average incremental borrowing rate (“IBR”) used to determine the lease liabilities at adoption was approximately 8.14%. The right-of-use assets and lease liabilities recognized relate to office premises in Canada and the United States.

Future changes in accounting policies

The following standards are not yet effective for the year ending December 31, 2019, and have not been applied in the preparation of the consolidated financial statements:

In March 2018, the IASB issued the revised Conceptual Framework for Financial Reporting which assists entities in developing accounting policies when no IFRS Standard applies to a particular transaction and helps stakeholders to more fully understand the standards. The revised conceptual framework includes the following clarifications and updates: (a) a new chapter on measurement; (b) guidance on reporting financial performance; (c) improved definitions and guidance, particularly for the definition of a liability; and, (d) clarifications on important items such as the role of stewardship, prudence and measurement uncertainty in financial reporting. The revised conceptual framework is effective for annual reporting periods beginning on or after January 1, 2020 and is applicable to the Company starting January 1, 2020. Earlier application is permitted. The adoption of this new standard is not expected to have any impact on the amounts recognized in the Company's consolidated financial statements.

In October 2018, the IASB issued Definition of Material (Amendments to IAS 1 and 8) to clarify the definition of ‘material’ and to align the definition used in the Conceptual Framework and the standards themselves. The amendments are effective for annual reporting periods beginning on or after January 1, 2020 and are applicable to the Company starting January 1, 2020. The adoption of this new standard is not expected to have any impact on the amounts recognized in the Company's consolidated financial statements.

In October 2018, the IASB issued Definition of a Business (Amendments to IFRS 3) which: (a) clarifies that to be considered a business, an acquired set of activities and assets must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create outputs;

(b) narrows the definition of a business and of outputs by focusing on goods and services provided to customers; and (c) removes certain assessments and adds guidance and illustrative examples. The amendment is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2020 and to asset acquisitions that occur on or after the beginning of that period. While early application is permitted, the

mCloud | Management’s Discussion and Analysis	| 32

Company will adopt the standard commencing January 1, 2020. The adoption of this standard is not expected to have an impact on the Company's consolidated financial statements.

Critical Accounting Estimates

In the application of the Company's accounting policies, management is required to make judgments, estimates and assumptions that affect the carrying amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses for the periods presented. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant, the results of which form the basis of the valuation of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the year in which the estimate is revised if the revision affects only that year or in the year of the revision and future years if the revision affects both current and future years.

Judgments

Judgment is used in situations when there is a choice and/or assessment required by management. The following are critical judgments apart from those involving estimations, that management has made in the process of applying the Company’s accounting policies and that have a significant effect on the amounts recognized in the consolidated financial statements.

Estimates

Critical accounting estimates are those that require management to make assumptions about matters that are highly uncertain at the time the estimate or assumption is made. Critical accounting estimates are also those that could potentially have a material impact on the Company’s financial results where a different estimate or assumption is used.

OUTSTANDING SHARE DATA

As at the date of this report, the following securities were outstanding:

Shares issued and outstanding	16,565,174
Share purchase warrants	3,820,966
Stock options	955,117
Restricted stock units	325,604

FORWARD-LOOKING INFORMATION

This MD&A contains certain "forward-looking information" within the meaning of applicable Canadian securities legislation and may also contain statements that may constitute "forward-looking statements" within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking information and forward-looking statements are not representative of historical facts or information or current condition, but instead represent only the Company’s beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of the Company's control. Generally, such forward-looking information or forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or may contain statements that

mCloud | Management’s Discussion and Analysis	| 33

certain actions, events or results "may", "could", "would", "might" or "will be taken", "will continue", "will occur" or "will be achieved". The forward-looking information contained herein may include, but is not limited to, information concerning the future business prospects and potential revenue of the Company and the completion of acquisitions referenced herein by the Company.

Examples of forward-looking information in this MD&A include, but are not limited to, the Company’s plans to expand to international markets, the acquisition of Autopro Automation, advances in technology development, the outcomes of marketing, customer outreach, and business development efforts, and the impact of realigning marketing and business developments at Autopro from project-based customer opportunities to AssetCare recurring revenue engagements.

Forward-looking information is based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions in connection with the ability of mCloud to successfully compete against global and regional marketplaces; business and economic conditions generally; exchange rates (including estimates of exchange rates from Canadian dollars to the U.S. dollar or other currencies); business development and marketing and sales activity; the continued availability of financing on appropriate terms for future projects; productivity at mCloud, as well as that of mCloud’s competitors; market competition; research and development activities; the successful introduction and client acceptance of new products; successful introduction of various technology assets and capabilities; the impact on mCloud and its customers of various regulations; mCloud’s ongoing relations with its employees and contractors; and the extent of any labour, equipment or other disruptions at any of its operations of any significance other than any planned maintenance or similar shutdowns.

In addition to the assumptions outlined above, forward looking information related to long term revenue cumulative average annual growth rate (CAGR) objectives, and long term adjusted earnings per share CAGR objectives are based on assumptions that include, but not limited to:

•	mCloud’s success in achieving growth initiatives and business objectives;
•	future business acquisitions that have not yet been finalized or approved by either the Board of Directors or Regulators where applicable;
•	continued investment in growth businesses and in transformation initiatives including the relevant development activities and wide-spread acceptance of the use of AI;
•	no significant changes to our effective tax rate, recurring revenue, and number of shares outstanding;
•	moderate levels of market volatility;
•	level of listings, trading, and clearing consistent with historical activity;
•	economic growth consistent with historical and expected activity;
•	no significant changes in regulations;
•	continued disciplined expense management across our business;
•	continued re-prioritization of investment towards enterprise solutions and new capabilities; and
•	free cash flow generation consistent with historical run rate.

By identifying such information and statements in this manner, the Company is alerting the reader that such information and statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such information and statements. We expect that subsequent events and developments may cause our views to change, we have no intention to update this forward-looking information, except as required by applicable securities law.

mCloud | Management’s Discussion and Analysis	| 34

An investment in securities of the Company is speculative and subject to a number of risks including, without limitation, the risks discussed under the heading "Risk Factors" on pages 29 to 46 of the Company's filing statement dated October 5, 2017. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward- looking information and forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.

In connection with the forward-looking information and forward-looking statements contained in this MD&A, the Company has made certain assumptions. Although the Company believes that the assumptions and factors used in preparing, and the expectations contained in, the forward-looking information and statements are reasonable, undue reliance should not be placed on such information and statements, and no assurance or guarantee can be given that such forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information and statements. The forward-looking information and forward- looking statements contained in this MD&A are made as of the date of this MD&A, and the Company does not undertake to update any forward-looking information and/or forward-looking statements that are contained or referenced herein, except in accordance with applicable securities laws. All subsequent written and oral forward-looking information and statements attributable to the Company or persons acting on its behalf is expressly qualified in its entirety by this notice.

mCloud | Management’s Discussion and Analysis	| 35